Mail Stop 4561

August 8, 2007

Mr. N. Richard Grassano
Chief Financial Officer
Veracity Management Global, Inc.
2655 LeJeune Road, Suite 311
Coral Gables, FL 33134

> **Re: Veracity Management Global, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 6, 2007**
> **File No. 000-52493**

Dear Mr. Grassano:

We have reviewed your filing and have the following comment. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In the comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed August 6, 2007

1.   We note that you have engaged Mcelravy, Kinchen & Associates, PC as your new principal independent public accountant. We were unable to locate this firm on the PCAOB's list of PCAOB registered firms as of July 24, 2007. Please tell us the status of your new accounting firm's registration with the PCAOB. The principal accounting firm which you engage must have registration with the PCAOB in order to review and audit your public filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please provide the supplemental information requested above within 5 business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR.

Any questions regarding the above should be directed to me at (202) 551-3439.

Sincerely,

Howard Efron
Staff Accountant